UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 25, 2010

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

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Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 25, 2010.

Luxottica Reports Improvement in Sales for 4Q09, +2.1% on a like-for-like basis

Retail Division in North America posted a 0.9% growth in comparable store sales

FY 09 saw continued strong cash flow generation and further reduction in net debt

FY 09 consolidated sales again over the Euro 5 billion mark

Milan, Italy, January 25, 2010 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacturing and distribution of premium fashion, luxury and sports eyewear, met today to review consolidated sales results for the fourth quarter and full year 2009.

Fourth quarter 2009(1)

(€/million)		4Q09	4Q08	Change

Consolidated Sales		1,157.1	1,236.5	-6.4% (-1.1% at constant exchange rates(2))

Consolidated Sales adj. for the 53rd week(3)		1,149.4	1,190.5	-3.4% (+2.1% at constant exchange rates(2))

–	Wholesale Division	448.9	459.7	-2.4% (unchanged at constant exchange rates(2))

–	Retail Division	708.2	776.8	-8.8% (-1.7% at constant exchange rates(2))
	Adj. for the 53rd week(3)	700.6	730.8	-4.1% (+3.4% at constant exchange rates(2))

FY 2009(1)

(€/million)		FY09	FY08	Change

Consolidated Sales		5,094.3	5,201.6	-2.1% (-4.5% at constant exchange rates(2))

Consolidated Sales adj. for the 53rd week(3)		5,086.7	5,155.6	-1.3% (-3.8% at constant exchange rates(2))

–	Wholesale Division	1,955.3	2,092.5	-6.6% (-6.8% at constant exchange rates(2))

–	Retail Division	3,139.0	3,109.1	+1.0% (-3.0% at constant exchange rates(2))
	Adj. for the 53rd week(3)	3,131.3	3,063.2	+2.2% (-1.8% at constant exchange rates(2))

Consolidated sales for the fourth quarter and FY 2009

In the fourth quarter of 2009, markets continued to stabilize. In particular, the final two months of the year saw encouraging signs of growth and were particularly positive for Luxottica. Thanks to these results, Luxottica’s sales performance for the fourth quarter was the best of the year at constant exchange rates. On this basis, the Company expects a return to “normal” (in terms of sales growth, margin improvement and debt reduction) in FY 2010.

In particular, in November and December, consolidated sales were up by 4.7% over the same period the previous year, at constant exchange rates and adjusting for the additional week of sales(3).  The signs of recovery seen in the third quarter in several geographies, including Western Europe and the United States, were reaffirmed in the fourth quarter. Emerging markets continued to perform well.

The fourth quarter also saw an improvement in comparable store sales(4) by the Retail Division in North America: up by 0.9% (up by 2.9% in November-December alone). This was followed by encouraging signs in the first weeks of 2010.

Thanks to positive results posted by both Divisions in all market segments, sales in US Dollars in North America for the fourth quarter started to grow again for the first time in the year, showing an increase by 5.9% over the same quarter last year, adjusted for the additional week of sales(3). After the gradual improvement throughout 2009, consolidated sales for the fourth quarter were Euro 1,149.4 million, up by 2.1% at constant exchange rates and when adjusted for the additional week of sales(3).

“Fiscal 2009 was a particularly demanding year and in many ways “unique” in the history of our Group,” said Andrea Guerra, chief executive officer of Luxottica Group. “The world around us underwent a structural re-adjustment, especially in the first half of the year, followed by stabilization and signs of recovery in the second half. In this scenario, Luxottica nevertheless produced solid results, with consolidated sales comfortably above Euro 5 billion and substantially in line with the previous year. These results, which were helped in a meaningful way by the double-digit growth seen by the Ray-Ban and Oakley brands, confirmed the strength of Luxottica’s business model.

“The Group’s performance in North America should also be noted, as this is a market of paramount importance for Luxottica. Following several quarters of hard work, for the fourth quarter both divisions were back to growth, laying the groundwork for further improvement in the business.

“Luxottica believes that the overall scenario seems to have stabilized by now. Measures taken during the course of last year will take full effect in 2010, a year in which the Group expects to see a return to growth, a key element of its DNA. With respect to this, the first signs in the new year were encouraging.”

Thanks to measures taken to face a year as challenging as 2009, consolidated sales for the full year remained over the Euro 5 billion mark, at Euro 5,086.7 million when adjusted for the additional week of sales(3), down by 1.3% at current exchange rates and down by 3.8% at constant exchange rates. For the previous year, the Group had posted the best results in its history.

On the basis of current market conditions, the Company expects that FY 2010 will mark a return to “normal” for Luxottica. This would result in growth in sales, a solid and more than proportional increase in margins and an appreciable reduction in the ratio of net debt to EBITDA.

In 2010, the Company expects positive performance in Europe, the US and especially in emerging markets. Initiatives already underway are expected to bring about a strong increase in margins in both Divisions, but especially in wholesale. There will continue to be a sharp focus on new business development opportunities and investments in systems and infrastructure with the potential to generate further benefits.

Thanks to tight control of working capital and despite a total cash dividend pay-out in the fourth quarter of Euro 100.8 million, the Group enjoyed strong cash flow generation, which remained at levels of excellence. As a result, estimated consolidated net debt(5) at December 31, 2009 is expected to reflect a further improvement to approximately Euro 2,350 million, compared with consolidated net debt of Euro 2,414 million at September 30, 2009 and Euro 2,950 million at December 31, 2008.

Wholesale Division

In the fourth quarter of 2009, wholesale sales were in line with those of the previous year, reflecting stabilization in many markets, successful commercial measures and continuing strong performance by brands like Ray-Ban and Oakley. During the quarter, volumes sold by the Wholesale Division rose by approximately 6%, a result that was unfortunately offset by a “lighter” mix and the impact of exchange rates. There were also some modest signs of recovery in the premium-luxury segment. As a result, the Division starts 2010 with a strong order portfolio.

Sales for the quarter were Euro 448.9 million (flat at constant exchange rates and down by 2.4% at current exchange rates). The Division posted full-year sales of Euro 1,955.3 million (down by 6.6% at current exchange rates and by 6.8% at constant exchange rates).

By geographic region, Luxottica enjoyed strong sales performance in Europe, emerging markets and North America. Results were on the other hand negative in Japan and Eastern Europe, though the latter enjoyed some improvement.

Retail Division

In the fourth quarter, the Retail Division showed signs of recovery, due in large part to the actions put in place in 2009. In terms of comparable store sales(4), in the fourth quarter the “optical prescription” business in North America rose by 1.6% (posting positive results for the first time in eight quarters) with a small but significant improvement by LensCrafters (up by 0.1% for the quarter and by 2.6% in the November-December period, with positive performances across all States in the US) and particularly positive results by Sears Optical and Target Optical (up by 11.0% for the quarter).

Sunglass Hut, the Group’s sun specialty chain that operates globally, posted comparable store sales(4) for the quarter almost in line with the previous year, with strong performances in South Africa and the UK and continuous improvement in North America (up by 1.3% in the November-December period).

During the first three quarters of 2009, retail results in the Asia Pacific region were constantly better than those of other geographic regions. For the fourth quarter, comparable store sales(4) for the region contracted when compared with the same quarter from the previous year, which had been a positive period for the region.

Sales for the quarter were Euro 700.6 million, when adjusted for the additional week of sales(3), up by 3.4% at constant exchange rates and down by 4.1% at current exchange rates. For the full year, sales were Euro 3,131.3 million adjusting for the additional week of sales(3), up by 2.2% at current exchange rates and down by 1.8% at constant exchange rates.

§

The Company’s full results for fiscal year 2009 are expected to be approved by the Board of Directors on March 1, 2010. On the following day, starting at 9:30 AM GMT, Luxottica will host an investor presentation in London to review the results with the financial community. This presentation will be available through a live webcast at www.luxottica.com.

Media and investor relations contacts

Ivan Dompé
Group Corporate Communications Director
Tel.: +39 (02) 8633 4726
Email: ivan.dompe@luxottica.com

Luca Biondolillo
SVP, International Corporate Communications
Tel.: +1 (516) 918 3100
Email: LBiondolillo@us.luxottica.com

Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4038 Email: InvestorRelations@Luxottica.com

www.luxottica.com

Notes to the press release

(1)	All comparisons, including percentage changes, are between the three or twelve-month periods ended December 31, 2009 and 2008, as indicated, in accordance with U.S. GAAP.
(2)

Operating measures that assume constant exchange rates between the fourth quarter of 2009 and the fourth quarter of 2008 and between fiscal year 2009 and fiscal year 2008 are calculated using the average exchange rates for the respective three and twelve-month periods ended December 31, 2008, which were €1=US$1.3180 and €1=US$1.4707, respectively.

(3)

In 2008, the fiscal year for the Retail Division in North America included 53 weeks; in 2009, the fiscal year for the Retail Divisions in Asia Pacific, Greater China and South Africa included 53 weeks.

(4)

Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(5)	Net debt is a non-U.S. GAAP measure. For additional disclosure regarding such measure, please refer to the tables attached.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium fashion, luxury and sports eyewear, with over 6,200 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best known sun eyewear brand in the world, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australasia, LensCrafters in Greater China and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants, two wholly-owned plants in China and a sports sunglass production facility in the U.S. In 2009, Luxottica Group posted consolidated net sales of €5.1 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the poor current global economic conditions on our business, the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

-   FINANCIAL TABLES TO FOLLOW   -

Non-U.S. GAAP Measure: Net Debt

Net debt: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.

Net debt is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include it in this press release in order to:

•                                          improve transparency for investors;

•                                          assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                                          assist investors in their assessment of the Company’s cost of debt;

•                                          properly define the metrics used and confirm their calculation; and

•                                          share these measures with all investors at the same time.

Net debt is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, this non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating net debt may differ from methods used by other companies.

The Company recognizes that the usefulness of net debt as an evaluative tool may have certain limitations, including:

•                                          Net debt is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

We compensate for the foregoing limitations by using net debt as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable U.S. GAAP financial measure.

Non-U.S. GAAP Measure: Net debt

Millions of Euro

	Dec 31, 2008 (actual)	Sept. 30, 2009 (actual)	Dec 31, 2009 (est.)(1)

Long-term debt
(+)	2,519.3	2,135.3	2,404.2

Current portion of long-term debt (+)
(+)	286.2	247.8	166.3

Bank overdrafts (+)	432.5	362.1	149.0

Cash (-)	(288.5)	(331.2)	369.5

Net debt (=)	2,949.5	2,414.1	2,350.0

(1)          December 31, 2009 figures are estimates only. Actual figures may differ from these estimated amounts due to, among other things, adjustments that may be required in connection with the finalization of our year-end accounts.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: January 25, 2010	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER